Exhibit 99.1

For Immediate Release

July 17, 2014

SAP Announces Second Quarter 2014 Results

SAP Raises Cloud Outlook

Strong Cloud Momentum with 39% Growth and Broad Market Adoption of SAP HANA Continues – Validating “Run simple” Vision

•	Raising Full Year 2014 Non-IFRS Cloud Subscriptions and Support Revenue Outlook to €1,000 – €1,050 Million at Constant Currencies

•	Fastest Growing Enterprise Cloud Company at Scale: Non-IFRS Cloud Subscriptions and Support Revenue Increased 39% at Constant Currencies (32% at Actual Currencies)

•	Strong Cloud Billings: Non-IFRS Calculated Cloud Billings Increased 37% at Constant Currencies

•	Growing the World’s Largest Business Network: Approximately 1.55 Million Connected Companies Transacting Approximately $540 Billion

•	Broad Market Adoption of SAP HANA as Real-Time Business Platform: 1,200 SAP Business Suite on HANA Customers

•	Delivered Second Quarter at High End of Full Year SSRS Outlook: Non-IFRS Software and Software-Related Service Revenue Increased 8% at Constant Currencies (4% at Actual Currencies to €3.48 Billion)

•	IFRS Operating Profit of €698 Million (2013: €988 Million) Impacted by Provision of €289 Million for Seven-Year Old Versata Litigation

•	Non-IFRS Operating Profit Increased 7% at Constant Currencies (4% at Actual Currencies to €1.24 Billion), Resulting in a 60 Basis Point Increase in Non-IFRS Operating Margin at Constant Currencies[1]

WALLDORF, Germany – July 17, 2014 – SAP SE (NYSE: SAP) today announced its financial results for the second quarter and first half ended June 30, 2014.

BUSINESS HIGHLIGHTS IN THE SECOND QUARTER 2014

SAP again delivered strong growth in the cloud and a solid performance in its core business. With non-IFRS cloud subscriptions and support revenue increasing 39% at constant currencies (32% at actual currencies) SAP is the fastest growing enterprise cloud company at scale2. Non-IFRS software and software-related service revenue grew 8% at constant currencies (4% at actual currencies).

[1]	Starting in the second quarter 2014 SAP additionally adjusted its non-IFRS operating expenses definition by excluding the expenses resulting from the Versata litigation. Prior period amounts have been adjusted to comply with the new definition. Second quarter 2013 non-IFRS operating margin is now 29.0%.
[2]	Defined as enterprise application companies with an annual cloud revenue run rate above €1 billion.

SAP Reports Second Quarter and First Half 2014 Results	Page 2

At the Company’s user conference SAPPHIRE NOW in May SAP launched the “Run simple” strategy with cloud and SAP HANA at its core to simplify the business experience and consumption for its customers. HANA is radically simplifying the technology stack. Cloud is radically simplifying the consumption of SAP’s solutions. As a first example for “Run simple” the Company has included the SAP FIORI user experience within underlying licenses of SAP software.

“We are successfully executing our shift to the cloud helping customers run simple – from total workforce management in the cloud to frictionless commerce through the world’s largest business network,” said Bill McDermott, CEO of SAP. “And we are redefining customer engagement with our omni-channel e-commerce platform – all of this in real time demonstrating our clear commitment to be THE Cloud Company powered by SAP HANA.”

“With 8% constant currency growth in non-IFRS software and software-related service revenue we are delivering solid growth at the high end of our full year outlook range. We continue to improve our profitability with operating profit up 7% on a non-IFRS constant currency basis leading to double-digit growth in non-IFRS EPS,” said Luka Mucic, CFO of SAP. “As we continue to expand our cloud business we have increased our full year non-IFRS cloud subscriptions and support revenue outlook to €1,000 – €1,050 million at constant currencies.”

SAP’s annual cloud revenue run rate is now approaching €1.2 billion3 or $1.6 billion4. Non-IFRS calculated cloud billings5 increased 37% year-over-year at constant currencies. Non-IFRS deferred cloud subscriptions and support revenue was €448 million as of June 30, 2014, a year-over-year increase of 29% at constant currencies. SAP’s cloud applications total subscribers now exceed 38 million, which is the most of any enterprise cloud vendor in the industry today. The Company has also launched “Industry Cloud” to build the deepest and broadest industry cloud solutions.

SAP is redefining customer engagement. Its hybris omni-channel e-commerce platform in combination with Cloud for Sales saw triple-digit growth in software revenue and cloud subscriptions and support revenue.

SAP is enabling the global “Network Economy” with approximately 1.55 million connected companies on the world’s largest cloud-based business trading community. Trailing twelve month Ariba network spend volume6 was approximately $540 billion – two times the size of Amazon and eBay combined. The addition of Fieldglass expands our network capabilities by increasing our addressable market to cover flexible workforce in addition to materials and services.

The Company saw continued broad market adoption of SAP HANA as the Real-Time Business Platform across all industries and regions. SAP HANA is at the core of the Company’s “Run simple” strategy: integrating all SAP solutions on ONE business platform in the Cloud. SAP saw accelerated HANA momentum and now has more than 3,600 HANA customers and more than 1,200 customers for SAP Business Suite on HANA. SAP HANA is also evolving into the leading technology platform with more than 1,500 startup companies building applications on SAP HANA and new strategic partnerships with HP and VMware.

[3]	The annual revenue run rate is the total of second quarter 2014 non-IFRS cloud subscriptions and support revenue (€242 million) plus non-IFRS cloud-related professional services and other service revenue (€54 million) multiplied by 4.
[4]	Translated into USD for reader’s convenience based on $/€ exchange rate of $1.37/€1.00 at the end of the second quarter 2014.
[5]	Total of a period’s cloud subscriptions and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The opening balance for Fieldglass deferred cloud subscriptions and support revenue at May 2, 2014 was €1 million (both on an IFRS and non-IFRS basis). In the second quarter 2014, Fieldglass contributed €11 million to SAP’s cloud subscriptions and support revenue (both on an IFRS and non-IFRS basis).
[6]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Reports Second Quarter and First Half 2014 Results	Page 3

Second Quarter 2014 Regional Revenue

SAP saw a strong performance in EMEA, despite uncertainties due to the Ukraine crisis. Non-IFRS software and software-related service revenue increased 8% year-over-year at constant currencies. This was the result of 51% growth in non-IFRS cloud subscriptions and support revenue at constant currencies for the region as well as strong software revenue growth in the UK and France.

The Americas region had a solid performance. Non-IFRS software and software-related service revenue increased 6% year-over-year at constant currencies. The region continued the fast transition to the cloud with 34% growth in non-IFRS cloud subscriptions and support revenue at constant currencies. SAP also saw strong software revenue growth in Canada and continues to see strong demand in Latin America with tremendous growth opportunities.

In the APJ region SAP had a strong performance. Non-IFRS software and software-related service revenue grew by 12% at constant currencies. Non-IFRS cloud subscriptions and support revenue grew by 48% at constant currencies. Australia and Malaysia were highlights, with strong triple-digit software revenue growth at constant currencies.

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Second Quarter 2014

	Second Quarter 20141)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2014	Q2 2013	% change	Q2 2014	Q2 2013	% change	% change const. curr.

Cloud subscriptions and support	241	159	52	242	183	32	39
Software	957	982	–2	957	982	–2	1
Support	2,279	2,177	5	2,280	2,182	4	9
Software and support	3,237	3,159	2	3,238	3,164	2	6
Software and software-related service revenue	3,478	3,318	5	3,480	3,347	4	8
Total revenue	4,151	4,062	2	4,153	4,091	2	5
Total operating expenses	–3,453	–3,074	12	–2,917	–2,905	0	5
Operating profit	698	988	–29	1,236	1,186	4	7
Operating margin (%)	16.8	24.3	–7.5pp	29.8	29.0	0.8pp	0.6pp
Profit after tax	556	724	–23	938	850	10
Basic earnings per share (€)	0.47	0.61	–23	0.79	0.71	10
Number of employees (FTE)	67,651	64,937	4	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F10 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €241 million (2013: €159 million), an increase of 52%. Non-IFRS cloud subscriptions and support revenue was €242 million (2013: €183 million), an increase of 32% (39% at constant currencies). IFRS software and support revenue was €3.24 billion (2013: €3.16 billion), an increase of 2%. Non-IFRS software and support revenue was €3.24 billion (2013: €3.16 billion), an increase of 2% (6% at constant currencies). IFRS software and software-related service revenue was €3.48 billion (2013: €3.32 billion), an increase of 5%. Non-IFRS software and software-related service revenue was €3.48 billion (2013: €3.35 billion), an increase of 4% (8% at constant currencies). IFRS total revenue was €4.15 billion (2013: €4.06 billion), an increase of 2%. Non-IFRS total revenue was €4.15 billion (2013: €4.09 billion), an increase of 2% (5% at constant currencies).

SAP Reports Second Quarter and First Half 2014 Results	Page 4

IFRS operating profit was €698 million (2013: €988 million), a decrease of 29%. Non-IFRS operating profit was €1.24 billion (2013: €1.19 billion), an increase of 4% (7% at constant currencies). IFRS operating margin was 16.8% (2013: 24.3%), a decrease of 7.5 percentage points. The IFRS operating profit and margin were negatively impacted by the Versata litigation provision. Non-IFRS operating margin was 29.8% (2013: 29.0%), or 29.5% at constant currencies, an increase of 0.6 percentage points at constant currencies.

IFRS profit after tax was €556 million (2013: €724 million), a decrease of 23%. Non-IFRS profit after tax was €938 million (2013: €850 million), an increase of 10%. IFRS basic earnings per share was €0.47 (2013: €0.61), a decrease of 23%. Non-IFRS basic earnings per share was €0.79 (2013: €0.71), an increase of 10%. The IFRS and non-IFRS effective tax rates in the second quarter of 2014 were 22.6% (2013: 24.8%) and 25.4% (2013: 26.8%), respectively.

FINANCIAL HIGHLIGHTS – First Half 2014

	First Half 20141)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	1H 2014	1H 2013	% change	1H 2014	1H 2013	% change	% change const. curr.

Cloud subscriptions and support	460	296	55	463	350	32	38
Software	1,581	1,638	–4	1,581	1,638	–4	1
Support	4,492	4,286	5	4,495	4,295	5	9
Software and support	6,072	5,924	3	6,075	5,934	2	6
Software and software-related service revenue	6,533	6,220	5	6,538	6,284	4	8
Total revenue	7,849	7,663	2	7,854	7,727	2	6
Total operating expenses	–6,428	–6,029	7	–5,699	–5,639	1	5
Operating profit	1,421	1,634	–13	2,155	2,088	3	7
Operating margin (%)	18.1	21.3	–3.2pp	27.4	27.0	0.4pp	0.3pp
Profit after tax	1,090	1,244	–12	1,604	1,539	4
Basic earnings per share (€)	0.91	1.04	–12	1.34	1.29	4
Number of employees (FTE)	67,651	64,937	4	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F10 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €460 million (2013: €296 million), an increase of 55%. Non-IFRS cloud subscriptions and support revenue was €463 million (2013: €350 million), an increase of 32% (38% at constant currencies). IFRS software and support revenue was €6.07 billion (2013: €5.92 billion), an increase of 3%. Non-IFRS software and support revenue was €6.08 billion (2013: €5.93 billion), an increase of 2% (6% at constant currencies). IFRS software and software-related service revenue was €6.53 billion (2013: €6.22 billion), an increase of 5%. Non-IFRS software and software-related service revenue was €6.54 billion (2013: €6.28 billion), an increase of 4% (8% at constant currencies). IFRS total revenue was €7.85 billion (2013: €7.66 billion), an increase of 2%. Non-IFRS total revenue was €7.85 billion (2013: €7.73 billion), an increase of 2% (6% at constant currencies).

IFRS operating profit was €1.42 billion (2013: €1.63 billion), a decrease of 13%. Non-IFRS operating profit was €2.16 billion (2013: €2.09 billion), an increase of 3% (7% at constant currencies). IFRS operating margin was 18.1% (2013: 21.3%), a decrease of 3.2 percentage points. The IFRS operating profit and margin were negatively impacted by the Versata litigation provision. Non-IFRS operating margin was 27.4% (2013: 27.0%), or 27.4% at constant currencies, an increase of 0.3 percentage points at constant currencies.

SAP Reports Second Quarter and First Half 2014 Results	Page 5

IFRS profit after tax was €1.09 billion (2013: €1.24 billion), a decrease of 12%. Non-IFRS profit after tax was €1.60 billion (2013: €1.54 billion), an increase of 4%. IFRS basic earnings per share was €0.91 (2013: €1.04), a decrease of 12%. Non-IFRS basic earnings per share was €1.34 (2013: €1.29), an increase of 4%. The IFRS and non-IFRS effective tax rates in the first half of 2014 were 23.4% (2013: 21.5%) and 25.6% (2013: 24.5%), respectively.

Cash Flow – First Half 2014

Operating cash flow was €2.58 billion (2013: €2.48 billion), an increase of 4% year-over-year. Free cash flow was €2.27 billion (2013: €2.22 billion), an increase of 2% year-over-year. Free cash flow was 29% of total revenue (2013: 29%). At June 30, 2014, SAP had a total group liquidity of €3.18 billion (December 31, 2013: €2.84 billion), which includes cash and cash equivalents and short term investments. Net liquidity at June 30, 2014 was -€1.06 billion compared to -€1.47 billion at December 31, 2013.

BUSINESS OUTLOOK 2014

The Company updated its outlook for the full-year 2014:

•

The Company now expects full year 2014 non-IFRS cloud subscriptions and support revenue to be in a range of €1,000 – €1,050 million (previously €950 – €1,000 million) at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 39%.

•	The Company continues to expect full year 2014 non-IFRS software and software-related service revenue to increase by 6% – 8% at constant currencies (2013: €14.03 billion).

•	The Company continues to expect full-year 2014 non-IFRS operating profit to be in a range of €5.8 billion – €6.0 billion at constant currencies (2013: €5.48 billion).

While the Company’s full-year 2014 business outlook is at constant currency, actual currency reported figures are expected to continue to be negatively impacted by currency exchange rate fluctuations. If exchange rates remain at the June 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a negative currency impact of approximately 2 percentage points and 2 percentage points respectively for the third quarter of 2014 and of approximately 2 percentage points and 2 percentage points respectively for the full year 2014.

SAP Reports Second Quarter and First Half 2014 Results	Page 6

Additional Information

2014 revenue, profit and cash flow figures include the revenue and profits from hybris and Fieldglass. The comparative numbers for 2013 do not include Fieldglass and hybris was included first on August 1, 2013.

In the second quarter 2014 SAP recognized an expense resulting from a provision for the Versata litigation in the amount of €289 million. In contrast, the respective operating expense from the second quarter of 2013 decreased as SAP reversed the then-existing Versata provision of €33 million in response to the United States Patent and Trademark Office (USPTO) decision to cancel the disputed patent. The Versata litigation is a seven year old case that is still ongoing. Recent developments in the courts have made it probable that SAP will be required to pay Versata although the patent has been canceled by the USPTO. For more information about this litigation, see the Notes to the second quarter 2014 Interim Report (Interim Financial Statements section, Note (16)).

While the resulting provision for the Versata litigation impacts SAP’s IFRS operating profit and margin it does not have an effect on SAP’s non-IFRS operating profit and margin. Beginning with Q2 2014 SAP now additionally adjusts its non-IFRS operating expenses definition by excluding the expenses resulting from the Versata litigation. Prior period amounts have been adjusted to comply with the new definition.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Second Quarter 2014 Interim Report

SAP’s second quarter 2014 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP senior management will host a conference call for financial analysts and media on Thursday, July 17th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 261,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2014 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

SAP Reports Second Quarter and First Half 2014 Results	Page 7

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Appendix – Financial Information

FINANCIAL INFORMATION

FOR THE SECOND QUARTER 2014

(Condensed and Unaudited)

Page
Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F8
Calculated Cloud Billings	F9
Explanation of Non-IFRS Adjustments	F10
Revenue by Region	F11-F12

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended June 30

€ millions, unless otherwise stated	2014	2013		Change in %
Cloud subscriptions and support	241		159	52
Software	957		982	–2
Support	2,279		2,177	5
Software and support	3,237		3,159	2
Software and software-related service revenue	3,478		3,318	5
Professional services and other service revenue	673		744	–10
Total revenue	4,151		4,062	2

Cost of software and software-related services	–698		–630	11
Cost of professional services and other services	–591		–609	–3
Total cost of revenue	–1,289		–1,240	4
Gross profit	2,862		2,822	1
Research and development	–566		–567	0
Sales and marketing	–1,049		–1,059	–1
General and administration	–218		–232	–6
Restructuring	–39		–17	>100
TomorrowNow and Versata litigation	–289		33	<-100
Other operating income/expense, net	–3		9	<-100
Total operating expenses	–3,453	–	3,074	12
Operating profit	698		988	–29

Other non-operating income/expense, net	4		–2	<-100
Finance income	47		26	79
Finance costs	–30		–49	–39
Financial income, net	17		–23	<-100
Profit before tax	719		963	–25
Income tax TomorrowNow and Versata litigation	76		–9	<-100
Other income tax expense	–239		–230	4

Income tax expense	–163		–239	–32
Profit after tax	556		724	–23
Profit attributable to non-controlling interests	–1		0	38
Profit attributable to owners of parent	557		725	–23

Earnings per share, basic (in €)*	0.47		0.61	–23
Earnings per share, diluted (in €)*	0.47		0.61	–23

*	For the three months ended June 30, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,197 million) and 1,193 million (diluted: 1,195million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – HALF-YEAR

For the six months ended June 30

€ millions, unless otherwise stated	2014	2013	Change in %
Cloud subscriptions and support	460	296	55
Software	1,581	1,638	–4
Support	4,492	4,286	5
Software and support	6,072	5,924	3
Software and software-related service revenue	6,533	6,220	5
Professional services and other service revenue	1,316	1,443	–9
Total revenue	7,849	7,663	2

Cost of software and software-related services	–1,343	–1,234	9
Cost of professional services and other services	–1,182	–1,215	–3
Total cost of revenue	–2,525	–2,448	3
Gross profit	5,324	5,215	2
Research and development	–1,116	–1,124	–1
Sales and marketing	–2,016	–2,034	–1
General and administration	–423	–429	–1
Restructuring	–54	–31	78
TomorrowNow and Versata litigation	–290	32	<-100
Other operating income/expense, net	–4	5	<-100
Total operating expenses	–6,428	–6,029	7
Operating profit	1,421	1,634	–13

Other non-operating income/expense, net	–7	–13	–48
Finance income	69	56	24
Finance costs	–61	–93	–35
Financial income, net	9	–37	<-100
Profit before tax	1,423	1,584	–10
Income tax TomorrowNow and Versata litigation	77	–9	<-100
Other income tax expense	–409	–331	23

Income tax expense	–332	–340	–2
Profit after tax	1,090	1,244	–12
Profit attributable to non-controlling interests	–1	0	>100
Profit attributable to owners of parent	1,091	1,245	–12

Earnings per share, basic (in €)*	0.91	1.04	–12
Earnings per share, diluted (in €)*	0.91	1.04	–12

*	For the six months ended June 30, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,197million) and 1,193 million (diluted: 1,195million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at June 30, 2014 and December 31, 2013

€ millions	2014	2013
Cash and cash equivalents	3,123	2,748
Other financial assets	230	251
Trade and other receivables	3,614	3,865
Other non-financial assets	470	346
Tax assets	172	142
Total current assets	7,610	7,352
Goodwill	14,380	13,684
Intangible assets	2,907	2,956
Property, plant, and equipment	1,847	1,820
Other financial assets	726	607
Trade and other receivables	80	98
Other non-financial assets	105	107
Tax assets	192	172
Deferred tax assets	379	292
Total non-current assets	20,616	19,736
Total assets	28,226	27,089

as at June 30, 2014 and December 31, 2013

€ millions	2014	2013
Trade and other payables	846	850
Tax liabilities	205	433
Financial liabilities	580	748
Other non-financial liabilities	1,616	2,263
Provision TomorrowNow and Versata litigation	514	223
Other provisions	320	422
Provisions	834	645
Deferred income	3,304	1,408
Total current liabilities	7,385	6,347
Trade and other payables	50	45
Tax liabilities	355	318
Financial liabilities	3,791	3,758
Other non-financial liabilities	115	112
Provisions	211	278
Deferred tax liabilities	102	109
Deferred income	63	74
Total non-current liabilities	4,687	4,694
Total liabilities	12,072	11,041
Issued capital	1,229	1,229
Share premium	578	551
Retained earnings	16,156	16,258
Other components of equity	–582	–718
Treasury shares	–1,234	–1,280
Equity attributable to owners of parent	16,147	16,040
Non-controlling interests	7	8
Total equity	16,154	16,048
Total equity and liabilities	28,226	27,089

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the six months ended June 30

€ millions	2014	2013
Profit after tax	1,090	1,244
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	478	478
Income tax expense	332	340
Financial income, net	–9	37
Decrease/increase in sales and bad debt allowances on trade receivables	16	38
Other adjustments for non-cash items	52	44
Decrease/increase in trade and other receivables	297	470
Decrease/increase in other assets	–188	–129
Decrease/increase in trade payables, provisions, and other liabilities	–593	–945
Decrease/increase in deferred income	1,855	1,735
Cash outflows due to TomorrowNow and Versata litigation	0	–1
Interest paid	–73	–80
Interest received	27	33
Income taxes paid, net of refunds	–709	–782
Net cash flows from operating activities	2,575	2,482

Business combinations, net of cash and cash equivalents acquired	–729	–99
Purchase of intangible assets and property, plant, and equipment	–304	–265
Proceeds from sales of intangible assets or property, plant, and equipment	27	23
Purchase of equity or debt instruments of other entities	–713	–1,200
Proceeds from sales of equity or debt instruments of other entities	721	1,079
Net cash flows from investing activities	–998	–462

Dividends paid	–1,194	–1,013
Proceeds from reissuance of treasury shares	27	9
Proceeds from borrowings	500	0
Repayments of borrowings	–586	0
Net cash flows from financing activities	–1,253	–1,004

Effect of foreign exchange rates on cash and cash equivalents	51	–107
Net decrease/increase in cash and cash equivalents	375	909
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	3,123	3,386

Due to rounding, numbers may not add up precisely.

F4

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	241	1	242	12	254	159	24	183	52	32	39
Software	957	0	957	29	987	982	0	982	–2	–2	1
Support	2,279	1	2,280	90	2,370	2,177	5	2,182	5	4	9
Software and support	3,237	1	3,238	119	3,357	3,159	5	3,164	2	2	6
Software and software-related service revenue	3,478	2	3,480	131	3,611	3,318	29	3,347	5	4	8
Professional services and other service revenue	673	0	673	26	699	744	0	744	–10	–10	–6
thereof cloud-related	54	0	54	2	56	39	0	39	39	39	44
Total revenue	4,151	2	4,153	157	4,310	4,062	29	4,091	2	2	5
Cloud subscriptions and support	241	1	242	12	254	159	24	183	52	32	39
Cloud-related professional services revenue	54	0	54	2	56	39	0	39	39	39	44
Cloud revenue	295	1	296	14	310	198	24	222	49	34	40

Operating Expense Numbers
Cost of software and software-related services	–698	86	–612			–630	76	–554	11	10
thereof cloud	–105	17	–87			–71	21	–50	47	75
Cost of professional services and other services	–591	33	–559			–609	23	–586	–3	–5
Total cost of revenue	–1,289	118	–1,171			–1,240	99	–1,140	4	3
Gross profit	2,862	120	2,982			2,822	129	2,951	1	1
Research and development	–566	35	–531			–567	17	–551	0	–3
Sales and marketing	–1,049	43	–1,006			–1,059	44	–1,015	–1	–1
General and administration	–218	12	–206			–232	24	–208	–6	–1
Restructuring	–39	39	0			–17	17	0	>100	0
TomorrowNow and Versata litigation	–289	289	0			33	–33	0	<-100	0
Other operating income/expense, net	–3	0	–3			9	0	9	<-100	<-100
Total operating expenses	–3,453	536	–2,917	–119	–3,036	–3,074	168	–2,905	12	0	5

F5

	For the three months ended June 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**

Profit Numbers
Operating profit	698	538	1,236	38	1,273	988	198	1,186	–29	4	7
Other non-operating income/expense, net	4	0	4			–2	0	–2	<-100	<-100
Finance income	47	0	47			26	0	26	79	79
Finance costs	–30	0	–30			–49	0	–49	–39	–39
Financial income, net	17	0	17			–23	0	–23	<-100	<-100
Profit before tax	719	538	1,257			963	198	1,161	–25	8
Income tax TomorrowNow and Versata litigation	76	–76	0			–9	9	0	<-100	>100
Other income tax expense	–239	–80	–319			–230	–81	–311	4	3
Income tax expense	–163	–156	–319			–239	–72	–311	–32	3
Profit after tax	556	382	938			724	125	850	–23	10
Profit attributable to non-controlling interests	–1	0	–1			0	0	0	38	38
Profit attributable to owners of parent	557	382	939			725	125	850	–23	10

Key Ratios
Operating margin (in %)	16.8		29.8		29.5	24.3		29.0	–7.5pp	0.8pp	0.6pp
Effective tax rate (in %)	22.6		25.4			24.8		26.8	–2.2pp	–1.4pp
Earnings per share, basic (in €)	0.47		0.79			0.61		0.71	–23	10

F6

	For the six months ended June 30
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	460	2	463	22	485	296	54	350	55	32	38
Software	1,581	0	1,581	67	1,647	1,638	0	1,638	–4	–4	1
Support	4,492	3	4,495	173	4,667	4,286	10	4,295	5	5	9
Software and support	6,072	3	6,075	239	6,315	5,924	10	5,934	3	2	6
Software and software-related service revenue	6,533	5	6,538	261	6,800	6,220	64	6,284	5	4	8
Professional services and other service revenue	1,316	0	1,316	56	1,372	1,443	0	1,443	–9	–9	–5
thereof cloud-related	98	0	98	4	102	82	0	82	19	19	24
Total revenue	7,849	5	7,854	318	8,172	7,663	64	7,727	2	2	6
Cloud subscriptions and support	460	2	463	22	485	296	54	350	55	32	38
Cloud-related professional services revenue	98	0	98	4	102	82	0	82	19	19	24
Cloud revenue	558	2	560	26	587	378	54	433	47	30	36

Operating Expense Numbers
Cost of software and software-related services	–1,343	165	–1,178			–1,234	173	–1,060	9	11
thereof cloud	–188	36	–152			–154	58	–96	22	58
Cost of professional services and other services	–1,182	58	–1,124			–1,215	51	–1,164	–3	–3
Total cost of revenue	–2,525	223	–2,302			–2,448	224	–2,224	3	4
Gross profit	5,324	228	5,552			5,215	288	5,503	2	1
Research and development	–1,116	58	–1,057			–1,124	38	–1,086	–1	–3
Sales and marketing	–2,016	77	–1,939			–2,034	96	–1,939	–1	0
General and administration	–423	27	–396			–429	33	–396	–1	0
Restructuring	–54	54	0			–31	31	0	78	0
TomorrowNow and Versata litigation	–290	290	0			32	–32	0	<-100	0
Other operating income/expense, net	–4	0	–4			5	0	5	<-100	<-100
Total operating expenses	–6,428	729	–5,699	–237	–5,936	–6,029	390	–5,639	7	1	5

F7

	For the six months ended June 30
€ millions, unless otherwise stated	2014						2013				Change in %
	IFRS	Adj.*		Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*		Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	1,421		735	2,155	81	2,236	1,634		454	2,088	–13	3	7
Other non-operating income/expense, net	–7		0	–7			–13		0	–13	–48	–48
Finance income	69		0	69			56		0	56	24	24
Finance costs	–61		0	–61			–93		0	–93	–35	–35
Financial income, net	9		0	9			–37		0	–37	<-100	<-100
Profit before tax	1,423		735	2,157			1,584		454	2,038	–10	6
Income tax TomorrowNow and Versata litigation	77		–77	0			–9		9	0	<-100	>100
Other income tax expense	–409	–	144	–553			–331	–	168	–499	23	11
Income tax expense	–332	–	221	–553			–340	–	159	–499	–2	11
Profit after tax	1,090		514	1,604			1,244		295	1,539	–12	4
Profit attributable to non-controlling interests	–1		0	–1			0		0	0	>100	>100
Profit attributable to owners of parent	1,091		514	1,605			1,245		295	1,540	–12	4

Key Ratios
Operating margin (in %)	18.1			27.4		27.4	21.3			27.0	–3.2pp	0.4pp	0.3pp
Effective tax rate (in %)	23.4			25.6			21.5			24.5	1.9pp	1.2pp
Earnings per share, basic (in €)	0.91			1.34			1.04			1.29	–12	4

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, discontinued activities, and the Versata litigation.
**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F8

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended June 30
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non- IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**
Cloud subscriptions and support	241	1	242	12	254	159	24	183	0	183
Closing balance deferred cloud subscriptions and support	445	3	448	30	478	354	7	361	9	370
Opening balance deferred cloud subscriptions and support	451	3	454	37	491	344	33	377	0	377
Change in deferred cloud subscriptions and support	–6	0	–6	–7	–13	10	–26	–16	9	–7
Calculated cloud billings	235	1	236	5	241	169	–2	167	9	176
Year-over-year changes (2014 vs. 2013, in %)	39%		41%		37%

*	Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	4/1 –6/30/ 2014	1/1 –6/30/ 2014	4/1 –6/30/ 2013	1/1 –6/30/ 2013
Software and software-related service revenue (IFRS)	3,478	6,533	3,318	6,220
Adjustment for deferred revenue write-down	2	5	29	64
Software and software-related service revenue (Non-IFRS)	3,480	6,538	3,347	6,284

Operating profit (IFRS)	698	1,421	988	1,634
Revenue Adjustments (per above)	2	5	29	64
Adjustment for discontinued activities	0	1	0	0
Adjustment for Versata litigation	289	289	–33	–32
Adjustment for acquisition-related charges	131	261	145	283
Adjustment for stock-based compensation expenses	76	124	39	109
Adjustment for restructuring	39	54	17	31
Operating expense adjustments	536	729	168	390
Operating profit adjustments	538	735	198	454
Operating profit (Non-IFRS)	1,236	2,155	1,186	2,088

Profit after tax (IFRS)	556	1,090	724	1,244
Revenue adjustments (per above)	2	5	29	64
Operating profit expense adjustments (per above)	536	729	168	390
Adjustments pre-tax	538	735	198	454
Taxes on adjustments	–156	–221	–72	–159
Profit after tax (Non-IFRS)	938	1,604	850	1,539

Due to rounding, numbers may not add up precisely.

F10

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	60	0	60	2	61	41	0	41	47	47	51
Americas	160	1	162	9	170	103	24	127	55	27	34
APJ	21	0	21	1	22	15	0	15	38	38	48
Cloud subscriptions and support revenue	241	1	242	12	254	159	24	183	52	32	39

Software and software-related service revenue by region
EMEA	1,632	1	1,633	17	1,650	1,528	0	1,528	7	7	8
Americas	1,290	2	1,292	77	1,369	1,263	29	1,292	2	0	6
APJ	555	0	555	37	592	527	0	527	5	5	12
Software and software-related service revenue	3,478	2	3,480	131	3,611	3,318	29	3,347	5	4	8

Total revenue by region
Germany	597	0	597	0	598	593	0	593	1	1	1
Rest of EMEA	1,369	1	1,370	21	1,391	1,277	0	1,277	7	7	9

Total EMEA	1,967	1	1,967	21	1,989	1,869	0	1,869	5	5	6
United States	1,162	2	1,163	54	1,217	1,138	29	1,167	2	0	4
Rest of Americas	384	0	384	40	424	431	0	431	–11	–11	–2
Total Americas	1,546	2	1,547	94	1,641	1,569	29	1,599	–2	–3	3
Japan	134	0	134	11	146	147	0	147	–8	–8	–1
Rest of APJ	504	0	504	31	535	477	0	477	6	6	12
Total APJ	638	0	638	42	681	623	0	623	2	2	9
Total revenue	4,151	2	4,153	157	4,310	4,062	29	4,091	2	2	5

F11

	For the six months ended June 30
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**

Cloud subscriptions and support revenue by region
EMEA	114	0	114	3	117	81	0	81	41	41	45
Americas	307	2	309	16	325	186	54	241	65	29	35
APJ	40	0	40	3	42	29	0	29	36	36	46

Cloud subscriptions and support revenue	460	2	463	22	485	296	54	350	55	32	38

Software and software-related service revenue by region
EMEA	3,071	2	3,072	41	3,113	2,878	0	2,878	7	7	8
Americas	2,471	3	2,474	140	2,614	2,355	64	2,419	5	2	8
APJ	992	0	992	81	1,073	987	0	987	1	1	9
Software and software-related service revenue	6,533	5	6,538	261	6,800	6,220	64	6,284	5	4	8

Total revenue by region
Germany	1,132	0	1,132	1	1,133	1,121	0	1,121	1	1	1
Rest of EMEA	2,602	1	2,604	51	2,655	2,427	0	2,427	7	7	9
Total EMEA	3,734	2	3,736	51	3,787	3,547	0	3,547	5	5	7
United States	2,225	3	2,228	98	2,326	2,123	64	2,187	5	2	6
Rest of Americas	740	0	740	73	813	816	0	816	–9	–9	0
Total Americas	2,965	3	2,968	171	3,139	2,939	64	3,003	1	–1	5
Japan	264	0	264	30	294	299	0	299	–12	–12	–2
Rest of APJ	886	0	886	65	950	877	0	877	1	1	8
Total APJ	1,149	0	1,150	95	1,245	1,177	0	1,177	–2	–2	6
Total revenue	7,849	5	7,854	318	8,172	7,663	64	7,727	2	2	6

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F12